Judge Dismisses 2007 Class Action Case Against Flamel Technologies

LYON, FRANCE – March 22, 2013 – Flamel Technologies (NASDAQ: FLML) today announced that Judge Robert Sweet of the United States District Court for the Southern District of New York issued a summary judgment on March 8, 2013 dismissing a class action suit against the Company, and its former CEO. The initial class action was filed in 2007 and, during the six year period, had two different plaintiffs. The case, Billhofer v. Flamel Technologies, et al., alleged claims arising under the Securities Exchange Act of 1934 based on certain public statements by the Company concerning, among other things, Coreg CR. The Company previously stated that it intended to vigorously defend itself in the action.

In dismissing the case, Judge Sweet’s opinion states that “as there is no genuine issue of fact and no reasonable jury could find in the lead plaintiff’s favor on his claim, the motion for summary judgment is granted.”

About Flamel Technologies. Flamel Technologies SA's (NASDAQ: FLML) business model is to blend high-value internally developed products with its leading drug delivery capabilities. The Company has a proprietary pipeline of niche specialty pharmaceutical products, while its drug delivery platforms are focused on the goal of developing safer, more efficacious formulations of drugs to address unmet medical needs. Its partnered pipeline includes biological and chemical drugs formulated with its Medusa® and Micropump® (and its applications to the development of liquid formulations, i.e. LiquiTime™ and of abuse-deterrent formulations Trigger Lock™) proprietary drug delivery platforms. Several Medusa-based products have been successfully tested in clinical trials. The Company has developed products and manufactures Micropump-based microparticles under FDA-audited GMP guidelines. Flamel Technologies has collaborations with a number of leading pharmaceutical and biotechnology companies, including GlaxoSmithKline (Coreg CR®, carvedilol phosphate). The Company is headquartered in Lyon, France and has operations in St. Louis, Missouri, USA, and manufacturing facilities in Pessac, France. Additional information may be found at www.flamel.com.

This release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms. All statements that are not clearly historical in nature are forward-looking, and the words "anticipate," "assume," "believe," "expect," "estimate," "plan," "will," "may," and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that the acquisition of Éclat Pharmaceuticals may not be successfully integrated or that certain payment acceleration events may be triggered; the new hospital-based product under FDA review may not be approved or such approval may be delayed; the reacquisition of the exclusive rights to develop and commercialize IFN-β XL worldwide and identification of an alternative strategic partner for the program may not be successful; the identified opportunities will not result in shorter-term, high value results; clinical trial results may not be positive or our partners may decide not to move forward; management transitions may be disruptive or not succeed as planned; products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements; products in development may not achieve market acceptance; competitive products and pricing may hinder our commercial opportunities; we may not be successful in identifying and pursuing opportunities to develop our own product portfolio using Flamel's technology; and the risks associated with our reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on Form 20-F for the year ended December 31, 2011 that has been filed with the Securities and Exchange Commission (SEC). All forward-looking statements included in this release are based on information available at the time of the release. We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.

Investor Contact:

Bob Yedid

ICR Inc.

(646) 277-1250

bob.yedid@icrinc.com